SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   **April 27, 2004 (February 17, 2004)**

LABARGE, INC
(Exact name of Registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-05761   73-0574586
(Commission File Number)   (IRS Employer Identification No.)

9900A Clayton Road, St. Louis, Missouri   63124
(Address of principal executive offices   (Zip Code)

(314) 997-0800
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

EXHIBIT 99.2

LABARGE, INC.'S
UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed consolidated financial statements have been prepared to give effect to LaBarge, Inc.'s ("LaBarge") acquisition of substantially all the assets and assumed operating liabilities of Pinnacle Electronics, LLC ("Pinnacle") on February 17, 2004 (the "Acquisition"), using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. These unaudited pro forma financial statements were prepared as if the Acquisition had been completed as of July 1, 2002, with respect to the statements of operations, and as of December 28, 2003, with respect to the balance sheet.

Pinnacle was a wholly owned subsidiary of Braddock Holdings, LLC ("Braddock"), a Delaware limited liability company. Braddock was created for the express purpose of holding a majority of the outstanding stock of Pinnacle. Braddock had no operations outside of Pinnacle.

LaBarge's fiscal year end is the Sunday closest to June 30, whereas Pinnacle's fiscal year end is the last Sunday in December. The following unaudited pro forma combined condensed consolidated balance sheet as of December 28, 2003, includes the historical balance sheets of LaBarge and Pinnacle as of December 28, 2003. The unaudited pro forma combined condensed consolidated statement of operations for the six months ended December 28, 2003 includes the historical statements of operations of LaBarge and Pinnacle for their six months ended December 28, 2003. The unaudited pro forma combined condensed consolidated statement of operations for the year ended June 29, 2003, includes the historical statements of operations of LaBarge and Pinnacle for their twelve months ended June 29, 2003.

The unaudited pro forma combined condensed consolidated financial statements are based upon the respective historical financial statements of LaBarge and Braddock after giving effect to the operations acquired by LaBarge. These unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with: (i) LaBarge's Quarterly Report on Form 10-Q for the quarter ended December 28, 2003 filed on February 6, 2004; (ii) LaBarge's Annual Report on form 10-K/A for the year ended June 29, 2003, filed on September 11, 2003; (iii) Braddock's audited consolidated financial statements for the years ended December 28, 2003 and December 29, 2002 and for the period September 15, 2001 through December 29, 2001; (iv) Contraves' audited financial statements for the period January 1, 2001 through September 14, 2001, included in this Form 8-K/A as exhibit 99.1; and (v) the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements.

The unaudited pro forma combined condensed consolidated financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Pinnacle. The purchase price allocation presented herein is preliminary, and final allocation of the purchase price will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed as of the date of the Acquisition. Accordingly, final purchase accounting adjustments may differ from the pro forma adjustments presented herein.

The unaudited pro forma combined condensed consolidated financial statements are intended for informational purposes only and, in the opinion of management, are not indicative of the financial position or results of operations of LaBarge after the Acquisition or the financial position or results of operations had the Acquisition actually been effected as of the dates indicated, nor are they indicative of the future financial position or results of operations.

The unaudited pro forma combined condensed consolidated financial statements do not include potential cost savings from operating efficiencies or synergies that may result from the Acquisition.

LABARGE, INC.
PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 28, 2003

	December 28, 2003 LaBarge, Inc.	December 28, 2003 Braddock	Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS						
Current assets:						
Cash and cash equivalents	$ 8,684	$ 1,092	$ 9,776	$ (9,776)	**a**	$ ---
Accounts and other receivables, net	17,790	7,067	24,857	---		24,857
Inventories	26,419	6,153	32,572	(250)	**b**	32,322
Prepaid expenses	777	182	959	334	**c**	1,293
Deferred tax assets, net	253	---	253	---		253
Total current assets	$ 53,923	$ 14,494	$ 68,417	$ (9,692)		$ 58,725
Property, plant and equipment, net	14,468	1,937	16,405	2,496	**d**	18,901
Intangible assets, net	596	284	880	29,331	**e**	30,211
Other assets, net	6,403	---	6,403	---		6,403
Total assets	$ 75,390	$ 16,715	$ 92,105	$ 22,135		$ 114,240
CURRENT LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Short-term borrowings	$ 399	$ ---	$ 399	$ 7,648	**f**	$ 8,047
Current maturities of long-term debt	---	---	---	3,000	**f**	3,000
Trade accounts payable	6,107	3,233	9,340	---		9,340
Accrued employee compensation	6,484	---	6,484	---		6,484
Advances from customers for purchase of materials	10,267	---	10,267	---		10,267
Distributions to owners	---	929	929	(929)	**h**	---
Other accrued liabilities	1,518	1,048	2,566	1,917	**i**	4,483
Total current liabilities	$ 24,775	$ 5,210	$ 29,985	$ 11,636		$ 41,621
Long-term advances from customers for purchase of materials	4,607	---	4,607	---		4,607
Long-term capital lease	---	4	4	---		4
Deferred tax liability, net	146	---	146	---		146
Long-term debt	6,469	---	6,469	22,000	**f**	28,469
Minority interest	---	3,911	3,911	(3,911)	**g**	---
Stockholders' equity:						
Common stock	158	2,072	2,230	(2,072)	**g**	158
Additional paid-in capital	13,459	---	13,459	--- **g**		13,459
Retained earnings	27,657	5,518	33,175	(5,518)	**g**	27,657
Accumulated other comprehensive gain	624	---	624	--- **g**		624
Less cost of common stock in treasury	(2,505)	---	(2,505)	--- **g**		(2,505)
Total stockholders' equity	39,393	7,590	46,983	(7,590)	**g**	39,393
Total liabilities and stockholders' equity	$ 75,390	$ 16,715	$ 92,105	$ 22,135		$ 114,240

LABARGE, INC.
PRO FORMA COMBINED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE SIX MONTHS
ENDED DECEMBER 28, 2003

	December 28, 2003 LaBarge	December 28, 2003 Braddock	Combined	Pro Forma Adjustments		Pro Forma Combined
Net Sales	$ 58,813	$ 18,724	$ 77,537	$ ---		$ 77,537
Cost and expenses:						
Cost of sales	45,467	13,848	59,315	382	**j**	59,697
Selling and administrative expense	9,050	1,684	10,734	398	**k**	11,132
Interest expense	99	38	137	588	**k**	725
Change in pre acquisition contingency reserves	---	(245)	(245)	245	**m**	---
Other (income) expense, net	(291)	80	(211)	---		(211)
Earnings from continuing operations before taxes	4,488	3,319	7,807	(1,613)		6,194
Income taxes	1,713	10	1,723	703	**n**	2,426
Net earnings from continuing operations	$ 2,775	$ 3,309	$ 6,084	$ (2,316)		$ 3,768
Basic net earnings per common share:						
Net earnings from continuing operations	$ 0.19					$ 0.25
Average common shares outstanding	14,987					14,987
Diluted net earnings per share:						
Net earnings from continuing operations	$ 0.18					$ 0.24
Average diluted common shares outstanding	15,459					15,459

LABARGE, INC.
PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS
ENDED JUNE 29, 2003

	June 29, 2003 LaBarge	June 29, 2003 Braddock	Combined	Pro Forma Adjustments		Pro Forma Combined
Net Sales	$ 102,901	$ 36,182	$ 139,083	$ ---		$ 139,083
Cost and expenses:						
Cost of sales	82,053	26,867	108,920	764	**o**	109,684
Selling and administrative expense	15,662	2,897	18,559	795	**p**	19,354
Interest expense	820	131	951	1,292	**q**	2,243
Change in pre acquisition contingency reserves	---	(1,411)	(1,411)	1,411	**r**	---
Other (income) expense, net	(710)	164	(546)	---		(546)
Earnings from continuing operations before taxes	5,076	7,534	12,610	(4,262)		8,348
Income taxes	1,757	20	1,777	1,349	**s**	3,126
Net earnings from continuing operations	$ 3,319	$ 7,514	$ 10,833	(5,611)		5,222
Basic net earnings per common share:						
Net earnings from continuing operations	$ 0.22					$ 0.35
Average common shares outstanding	14,977					14,977
Diluted net earnings per share:						
Net earnings from continuing operations	$ 0.22					$ 0.35
Average diluted common shares outstanding	15,101					15,101

LaBarge, Inc.
Form 8-K/A
NOTES TO UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed consolidated financial statements included herein have been prepared in accordance with the rules and regulation of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

1. BASIS OF PRO FORMA PRESENTATION

On February 17, 2004, LaBarge acquired substantially all of the net assets of Pinnacle Electronics for a purchase price of $43.4 million which includes cash of $43.1 million, and transaction costs of $0.3 million.

LaBarge utilized $9.0 million of cash, borrowed $7.0 million under a new revolving credit facility and borrowed $25.0 million under a term-loan to finance the original transaction. An additional $2.1 million was paid on April 14, 2004, as a post closing working capital adjustment that was financed with the revolving credit facility.

The unaudited pro forma combined condensed consolidated balance sheet as of December 28, 2003 was prepared by combining the historical consolidated condensed balance sheet data as of December 28, 2003 for LaBarge and Braddock.

The unaudited pro forma combined condensed consolidated statements of operations for the year ended June 29, 2003, and for the six months ended December 28, 2003 give effect to the Acquisition as if it had occurred on July 1, 2002. The unaudited pro forma combined condensed consolidated statement of operations for the twelve months ended June 29, 2003 combine the results of operations of LaBarge for its fiscal year ended June 29, 2003 and Pinnacle for its twelve months ended June 29, 2003. The unaudited pro forma combined condensed consolidated statement of operations for the six months ended December 28, 2003 combine the results of operations of LaBarge and Pinnacle for the six months ended December 28, 2003.

2.   PURCHASE PRICE ALLOCATION

The following represents the preliminary allocation of the purchase price paid for Pinnacle based on the estimated fair values of the acquired assets and assumed liabilities of Pinnacle as of February 17, 2004. Actual fair values will be determined as more detailed analysis is completed and additional information on the fair values of Pinnacle assets and liabilities becomes available.

The unaudited pro forma combined condensed consolidated financial statements reflect a total initial purchase price of $43.4 million (the "Initial Purchase Price"), consisting of the following: (i) the payment of the initial cash consideration of $41.0 million, (ii) estimated transaction costs of $0.3 million, and (iii) an increase in the purchase price of $2.1 million based upon the working capital of Pinnacle on the date of Acquisition. Under the purchase method of accounting, the Initial Purchase Price is allocated to Pinnacle's net tangible and intangible assets based upon their estimated fair value as of the date of the Acquisition. The preliminary purchase price allocation as of February 17, 2004, is as follows:

Dollars in thousands

	At February 17, 2004
Current assets	$ 14,538
Property and equipment	4,522
Intangible assets	3,800
Goodwill	24,218
Total assets acquired	47,078
Current liabilities	3,678
Long-term liabilities	4
Total liabilities assumed	3,682
Net assets acquired	$ 43,396

The allocation of the purchase price was based on a preliminary evaluation of assets acquired and liabilities assumed. The valuation of intangible assets was based in part on the assistance from an independent valuation firm. LaBarge has preliminarily allocated approximately $3.4 million of the purchase price to a "Customer List" intangible asset, an amortizable intangible asset with an estimated useful life of six years, and approximately $0.4 million of the purchase price to "Employee Non-Compete Contracts," an amortizable intangible asset with an estimated useful life of three and one half years. The fair value of the assets were determined considering the "income," "market" and "cost" valuation approaches.

As of February 17, 2004, a preliminary estimate of $24.2 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the tangible and intangible assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but will be tested for impairment at least annually. The purchase price allocation presented above is preliminary and final allocation of the purchase price will be based upon the actual fair values of the net tangible and intangible assets acquired, as well as liabilities assumed as of the date of the Acquisition. Any change in the fair value of the net assets of Pinnacle will change the amount of the purchase price allocable to goodwill. The final purchase accounting adjustments may differ from the pro forma adjustments presented herein.

There were no historical transactions between LaBarge and Pinnacle.

3. **PRO FORMA ADJUSTMENTS**

The unaudited pro forma combined condensed consolidated balance sheet and statements of operations give effect to the following pro forma adjustments:

BALANCE SHEET

   a. To reflect the cash used to finance the transaction and remove Pinnacle cash not purchased.
   b. To adjust inventory for a Pinnacle product line discontinued by LaBarge.
   c. To reflect prepayment of certain financing costs of the debt transaction.
   d. To adjust the historical values of Pinnacle's property and equipment to the estimated fair value as of the date of Acquisition based in part on the assistance from an independent valuation firm.
   e. To reflect goodwill of $25.6 million based on the financial position of Pinnacle as of December 28, 2003, and to reflect the acquisition of the two identifiable intangible assets ("Customer List" of $3.4 million and "Employee Contract" of $0.4 million). The valuation of these intangible assets was based in part on the assistance from an independent valuation firm.
   f. To recognize debt associated with financing of the Acquisition. The revolver of $7.6 million is treated as short-term debt. The five-year term loan would have $3.0 million of payments due within twelve months and the remaining $22.0 million would be long-term debt.
   g. To reflect the elimination of Pinnacle's historical stockholders' equity upon Acquisition.
   h. To eliminate a liability to the Pinnacle stockholder's not assumed in the Acquisition.
   i. To accrue the post-closing working capital adjustment of $2.1 million, and the estimated closing costs of $0.3 million, and eliminate liabilities of Pinnacle not assumed of $0.5 million.

INCOME STATEMENT
SIX MONTHS ENDED DECEMBER 28, 2003

    j. To reflect the portion of depreciation of fixed assets over an estimated weighted-average useful life of five years charged to cost of sales.

    k. To reflect the portion of depreciation of fixed assets over an estimated weighted-average useful life of five years charged to SG&A of $0.1 million, plus to reflect $0.2 million for the amortization of the acquired intangibles over an estimated useful life of 5.4 years.

    l. Represents incremental interest expense as a result of the $43.4 million Pinnacle acquisition. Incremental debt is computed at a weighted-average annual interest rate of 4.0%, reflecting a combination of floating and fixed rate debt. A change in the weighted-average annual interest rate of 1/8 of a percent would change interest expense $0.02 million.

    m. To eliminate the change in pre-acquisition contingency reserves on Pinnacle's books relating to an acquisition on September 14, 2001 by Pinnacle.

    n. To reflect the tax effect of the pro forma adjustments and to tax effect Pinnacle's earnings.

INCOME STATEMENT
TWELVE MONTHS ENDED JUNE 29, 2003

    o. To reflect the portion of depreciation of fixed assets over an estimated weighted-average useful life of five years charged to cost of sales.

    p. To reflect the portion of depreciation of fixed assets over an estimated weighted-average useful life of five years charged to SG&A of $0.1 million, plus to reflect $0.4 million for the amortization of the acquired intangibles over an estimated useful life of 5.4 years.

    q. Represents incremental interest expense as a result of the $43.4 million Pinnacle acquisition. Incremental debt is computed at a weighted-average annual interest rate of 4.0%, reflecting a combination of floating and fixed rate debt. A change in the weighted-average annual interest rate of 1/8 of a percent would change interest expense $0.04 million.

    r. To eliminate the change in pre-acquisition contingency reserves on Pinnacle's books relating to an acquisition on September 14, 2001 by Pinnacle.

    s. To reflect the tax effect of the pro forma adjustments and to tax effect Pinnacle's earnings.

EXHIBIT 99.1

Pinnacle is italicized per client preference

Consolidated Financial Statements
Braddock Holdings, LLC
(A Limited Liability Company)
Years ended December 28, 2003 and December 29, 2002
with Report of Independent Auditors


Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Financial Statements


Years ended December 28, 2003 and December 29, 2002

Contents

<center>Report of Independent Auditors</center>

Board of Directors and Members
Braddock Holdings, LLC

We have audited the accompanying consolidated balance sheets of Braddock Holdings, LLC (the Company), as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Braddock Holdings, LLC at December 28, 2003 and December 29, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

$$\varepsilon\psi$$

/s/Ernst & Young LLP

January 16, 2004

Braddock Holdings, LLC
(A Limited Liability Company)
Consolidated Balance Sheets

	December 28 2003	December 29 2002
	(In Thousands)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,092**	$ 3,239
Receivables	**7,067**	3,931
Inventories	**6,153**	5,000
Prepaid and other assets	**182**	69
Total current assets	**14,494**	12,239
Property, plant, and equipment-net	**1,937**	1,973
Intellectual property-net	**284**	-
Total assets	**$ 16,715**	$ 14,212
Liabilities and members' equity		
Current liabilities:		
Bank debt-short term	**$ -**	$ 870
Accounts payable-trade	**3,210**	2,592
Other accrued liabilities	**1,048**	832
Distributions payable	**929**	1,066
Capital lease	**23**	22
Total current liabilities	**5,210**	5,382
Capital lease-long term	**4**	27
Bank debt-long term	**-**	2,262
Total liabilities	**5,214**	7,671
Minority interest	**3,911**	2,305
Members' equity:		
Common stock, Class A, $1 par value, 28,283 shares authorized, issued and outstanding	**14**	14
Common stock, Class B, $1 par value, 2,800,000 shares authorized, 2,058,000 issued and outstanding	**2,058**	2,058
Accumulated earnings	**5,518**	2,164
Total members' equity	**7,590**	4,236

Total liabilities and members' equity	**$16,715**	$14,212

See accompanying notes.

10

Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Statements of Operations

| | Years ended | |
	December 28 2003	December 29 2002
	(In Thousands)	
Net sales	**$38,037**	$33,659
Costs and expenses:		
Cost of sales	**27,997**	25,967
Selling, general and administrative	**2,993**	2,455
Research and development	**44**	93
Management fee	**150**	150
Interest expense-net	**113**	142
Taxes paid	**20**	26
Minority interest in income of consolidated subsidiary	**2,690**	1,550
Change in preacquisition contingency reserves	**1,656**	-
Other expense	**18**	6
Net income	**$5,668**	$3,270

See accompanying notes.

Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Statements of Changes in Members' Equity

	Common Stock, Class A	Common Stock, Class B	Accumulated Earnings
		(In Thousands)	
Balance December 29, 2001	$14	$2,800	$808
Net income	-	-	3,270
Option exercise	-	(742)	-
Distributions to members	-	-	(1,914)
Balance December 29, 2002	14	2,058	2,164
Net income	**-**	**-**	**5,668**
Distributions to members	**-**	**-**	**(2,314)**
Balance December 28, 2003	**$14**	**$2,058**	**$5,518**

See accompanying notes.

Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Statements of Cash Flows

	Years ended	
	December 28 2003	**December 29 2002**
	(In Thousands)	
Cash flows from operating activities		
Net income	**$5,668**	$3,270
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation and amortization	**492**	303
Allowance for doubtful accounts	**(1,656)**	-
Reserve for inventory obsolescence	**(637)**	-
Increase in minority interest in equity of consolidated subsidiary	**2,690**	1,550
Changes in assets and liabilities:		
Receivables	**(1,480)**	(1,327)
Inventories	**(516)**	644
Prepaid and other assets	**(113)**	175
Accounts payable-trade	**618**	(137)
Other accrued liabilities	**216**	44
Net cash provided by operating activities	**5,282**	4,522
Cash flows from investing activities		
Purchase of intellectual property	**(300)**	-
Additions to property, plant, and equipment	**(440)**	(1,284)
Net cash used in investing activities	**(740)**	(1,284)
Cash flows from financing activities		
Debt repayments	**(3,132)**	(1,218)
Capital lease	**(22)**	49
Proceeds from sale of common stock	**-**	82
Member distributions	**(3,535)**	(1,562)
Net cash used in financing activities	**(6,689)**	(2,649)
Net change in cash and cash equivalents	**(2,147)**	589
Cash and cash equivalents, beginning of period	**3,239**	2,650

Cash and cash equivalents, end of period	**$1,092**	$3,239

See accompanying notes.

1. Nature of Business

The consolidated financial statements include the accounts of Braddock Holdings, LLC (the Company) and its subsidiary, *Pinnacle* Electronics, LLC. Intercompany accounts and transactions have been eliminated in consolidation. Braddock Holdings, LLC is a newly formed entity, created for the express purpose of holding a majority of the outstanding stock of *Pinnacle* Electronics, LLC. Minority interest holders represent key management of *Pinnacle* Electronics, LLC. On September 14, 2001, *Pinnacle* Electronics, LLC acquired certain assets and liabilities of Contraves, Inc. (collectively, the Subsidiary). For over 100 years, the Subsidiary has been a leader in high-end precision electronic manufacturing, designing, and engineering of superior quality electronic and electromechanical systems for a diverse customer base, including the manufacture of glass containers, and the transportation, telecom, mining, and safety industries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sales Recognition

The Subsidiary manufactures equipment for commercial customers and recognizes revenue when title to the goods passes to the customer. In accordance with an agreement with a principal customer, sales are recognized either once the equipment is shipped, or completed and segregated in the Subsidiary's warehouse, and in each scenario title passes to the customer. Sales are recorded net of any discounts on returns and commissions, totaling approximately $94,000 and $229,000 for the years ended December 28, 2003 and December 29, 2002, respectively.

The Subsidiary includes shipping costs as a component of cost of sales. The Subsidiary incurred approximately $205,000 and $183,000 of such costs for the years ended December 28, 2003 and December 29, 2002, respectively.

2. Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Subsidiary to a concentration of credit risk, principally consist of cash, cash equivalents, and trade receivables.

Sales to major customers exceeding 10% are as follows:

| | Years ended | |
| | December 28 2003 | December 29 2002 |
Customer		
A	**54%**	58%
B	**13%**	7%
C	**11%**	16%

Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Credit losses are provided for in the financial statements and have generally been within management's expectations. However, during 2003, the Subsidiary reversed approximately $1.6 million of previously recorded reserves. The reversals were made in response to the perceived improvement in financial stability of its major commercial customer.

The Subsidiary invests available cash in money market securities of various banks with high credit ratings.

Cash Equivalents

The Subsidiary considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents.

Inventories

The Subsidiary uses an actual cost system for purposes of tracking raw materials, finished products, and products in process inventories. Inventories are stated generally at the lower of actual weighted average cost or market. Market is replacement cost or net realizable value depending on the stage of completion.

2. Significant Accounting Policies (continued)

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; renewals and betterments which extend the physical or economic useful life of related assets are capitalized. For federal income tax purposes, the Subsidiary uses accelerated methods of depreciation. Depreciation for financial reporting purposes is determined using the straight-line method based on estimated useful lives of depreciable assets, as follows:

Machinery and equipment	3–20 years
Furniture and fixtures	5–10 years

The Subsidiary evaluates its long-lived assets, when indicators of impairment are present, to assess whether the carrying values have been impaired using the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This Statement indicates that if the sum of the future expected cash flows associated with an asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

Income Taxes

The Company and the Subsidiary are organized as limited liability companies (LLC) and are not subject to federal income tax.

Fiscal Year

The Subsidiary's fiscal year is the 52- or 53-week period which ends on the last Sunday in December.

2. Significant Accounting Policies (continued)

New Pronouncements

In July 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146), which supersedes EITF No. 94-3, *Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity*. SFAS 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard had no impact on the Subsidiary's financial statements for the year ended December 28, 2003.

Accounting for Stock-Based Compensation

The Subsidiary accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Subsidiary's stock at the grant date over the amount an employee must pay to acquire the stock. This expense is recognized ratably over the vesting period.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. Statement 148 amends FASB Statement No. 123, *Accounting for Stock-Based Compensation* (Statement 123), to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based compensation.

Pro forma disclosures related to net income, as required by Statement 123, have not been provided, as they do not materially differ from the net income amounts reported.

The fair value of these options in 2003 and 2002 was estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rates of 4.0%, dividend yield of 0.0%, a volatility factor of 0.0%, and a weighted-average expected life of five years.

2. Significant Accounting Policies (continued)

Acquisition

On October 29, 2003, *Pinnacle* POS, LLC entered into a purchase/sale agreement with Aspeon, Inc., in order to purchase certain assets totaling approximately $300,000. The purchase price was paid in cash.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition.

	At October 29 2003
	(In Thousands)
Current assets	$ 33
Property, plant, and equipment	25
Intellectual property	242
Total assets acquired	300
Current liabilities	-
Total liabilities assumed	-
Net assets acquired	$ 300

The newly created entity, *Pinnacle* POS, LLC, is a limited liability company. *Pinnacle* Electronics, LLC is the sole member of *Pinnacle* POS, LLC; accordingly, *Pinnacle* POS, LLC is consolidated in the financial statements of *Pinnacle* Electronics, LLC at December 28, 2003.

Reclassifications

Certain reclassifications in the financial statements related to distributions payable and management fees have been made for the prior year in order to conform to the current year's presentation.

3. Receivables

Receivables consisted of the following:

	December 28 2003	December 29 2002
	(In Thousands)	
Trade-commercial (net of allowance for doubtful accounts of $404 and $307 in 2003 and 2002, respectively)	**$7,067**	$3,930
Other	**-**	1
	$7,067	$3,931

4. Inventories

Inventories are as follows:

	December 28 2003	December 29 2002
	(In Thousands)	
Raw materials and finished products (net of reserve for obsolescence of $644 and $1,131 in 2003 and 2002, respectively)	**$5,325**	$3,909
Work-in-process	**828**	1,091
	$6,153	$5,000

Since certain inventories of the Subsidiary may be sold or issued to work orders at various stages of processing, no practical distinction can be made between raw materials and finished product. Such inventories are therefore presented as a single classification.

19

5. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	December 28 2003	December 29 2002
	(In Thousands)	
Machinery and equipment	$2,424	$1,716
Furniture and fixtures	67	67
Leasehold improvements	324	272
Construction-in-progress	5	325
	2,820	2,380
Less accumulated depreciation and amortization	883	407
Net property, plant, and equipment	$1,937	$1,973

6. Leases

The Subsidiary maintains operating leases for continuing operations for a building and office equipment. The following schedule reflects the future minimum lease payments due under operating leases of the Subsidiary:

	Operating Leases *(In Thousands)*
For the year ending:	
December 26, 2004	$355
December 25, 2005	326
	$681

Total rental expense under operating leases was approximately $360,384 and $355,740 for the years ended December 28, 2003 and December 29, 2002, respectively.

7. Debt and Financing Requirements

Debt consisted of the following:

	December 28 2003	December 29 2002
	(In Thousands)	
Revolving credit agreement, LIBOR interest rate of 3.70% and 4.35% in 2003 and 2002, respectively	$-	$2,850
Revolving credit agreement, LIBOR interest rate of 3.63% and 4.33% in 2003 and 2002, respectively	-	282
Revolving credit agreement, Prime interest rate	-	-
Less current portion of debt	-	870
Long-term debt	$-	$2,262

In conjunction with the acquisition of certain assets and certain liabilities of the Contraves, Inc. business, as more fully described in Note 1, the Subsidiary entered into a revolving credit loan agreement with a bank that provides for maximum aggregate borrowings of $6,350,000. Interest was at maturity dates based upon various interest rate options at the Subsidiary's discretion. The Subsidiary was required to pay a commitment fee of .375% of the average daily unused amount of the maximum commitment. Outstanding borrowings under the agreement were to mature on September 30, 2006.

During 2003, the Subsidiary paid in full the remaining outstanding principal balance under the revolving credit agreement, with no penalties for prepayment. As of December 28, 2003 and December 29, 2002, the Subsidiary had $2,000,000 unused and available, subject to certain eligibility requirements, under the revolving credit agreement.

Pursuant to the terms of the loan agreement between the Subsidiary and the bank, the Subsidiary is required to maintain compliance with certain financial covenants. At December 28, 2003 and December 29, 2002, the Subsidiary is in compliance with those covenants. Accordingly, a portion of the outstanding borrowings has been classified as long-term, per the debt maturity schedule of the agreement at December 29, 2002. In the event of default, as defined by the loan agreement, the bank is under no obligation to make any further loans, and all outstanding principal and accrued interest up to the point of default is immediately callable. Additionally, in the event of default, the bank has the right of "set-off," as defined in the agreement, relative to all monies on deposit at the bank (from the Subsidiary).

7. Debt and Financing Requirements (continued)

Minimum Cash Reserves, as defined in the revolving credit agreement, had been established, with an initial minimum requirement of $1.5 million. The Minimum Cash Reserve increased to $1.75 million for the period December 31, 2001 through June 29, 2002, and $2.0 million from June 30, 2002 through August 15, 2002. On August 6, 2002, the elimination of the Minimum Cash Reserve was contingent upon a $250,000 prepayment on the term loan. This contingency was met on August 16, 2002, effectively eliminating the Minimum Cash Reserve requirement prospectively.

8. Employee Incentive Plans

The Subsidiary maintains an Employee Incentive Plan that covers substantially all employees and is based on certain financial operating milestones. The profit sharing accrual at December 28, 2003 and December 29, 2002 was approximately $442,000 and $366,000, respectively. The Subsidiary does not provide postretirement health care or life insurance benefits to its employees. The Subsidiary sponsors a contributory 401(k) plan for substantially all employees. Effective January 1, 2002, the Subsidiary matches up to 40% of the employees' first 6% of contributions.

Effective September 18, 2001, the managers of the Subsidiary approved the *Pinnacle* Electronics, LLC 2001 Unit Option Plan (the Option Plan). The Option Plan provides for the granting of shares of common stock to certain key employees of the Subsidiary. The options, which are not incentive stock options as defined under the Internal Revenue Code of 1986 (the Code), are granted at fair market prices, as determined periodically by the management of the Subsidiary. Generally, the term of each option is determined by the managers of the Subsidiary but shall not exceed ten years from the date of grant. The maximum number of shares which may be issued under the Option Plan was 288,750 and 206,250 as of December 28, 2003 and December 29, 2002, respectively. Pro forma disclosures relating to net income, as required by SFAS No. 123, *Accounting for Stock-Based Compensation*, have not been provided, as they do not materially differ from the amounts reported.

Significant assumptions included in the calculation of pro forma net income, had compensation costs been determined on the fair value of the options at grant date according to SFAS No. 123, include the Minimum Value option valuation method, a risk-free rate of interest of 4.0%, a dividend yield of 0.0%, a volatility factor of 0.0%, and a weighted-average expected life of five years for 2003 and 2002.

8. Employee Incentive Plans (continued)

During 2002 and subsequent to amendment of the Option Plan, a total of 825,000 *Pinnacle* Electronics, LLC employee stock options were exercised at the approximate fair value of the underlying shares as determined by management. Consideration received by the Subsidiary, in conjunction with the exercises, was approximately $82,000 of cash and $742,000 of various notes from certain employees. The notes have been classified as a reduction of equity in the balance sheet at December 28, 2003 and December 29, 2002. No other options are outstanding at December 28, 2003.

9. Claims and Contingencies

The Subsidiary is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Subsidiary's financial position or results of operations.

10. Subsequent Event

On December 30, 2003, *Pinnacle* Electronics, LLC signed a letter of intent with Labarge Inc. to sell the entire business of *Pinnacle* Electronics, LLC. While there is no certainty that this transaction will close, the letter of intent contemplates a closing no later than February 15, 2004. This transaction had no effect on the financial statements of the Company at December 28, 2003.

Pinnacle is italicized per client preference

Consolidated Financial Statements
Braddock Holdings, LLC
(A Limited Liability Company)
Year ended December 29, 2002 and period of September 15, 2001 through
December 29, 2001 with Report of Independent Auditors

Braddock Holdings, LLC
(A Limited Liability Company)
Consolidated Financial Statements

Year ended December 29, 2002 and
period of September 15, 2001 through December 29, 2001

Contents

Report of Independent Auditors

To the Board of Directors and Members
Braddock Holdings, LLC

We have audited the accompanying consolidated balance sheet of Braddock Holdings, LLC (the Company), as of December 29, 2002 and 2001, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year ended December 29, 2002 and the period of September 15, 2001 through December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Braddock Holdings, LLC at December 29, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 29, 2002 and the period of September 15, 2001 through December 29, 2001 in conformity with accounting principles generally accepted in the United States.

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/s/Ernst & Young LLP
January 18, 2003

Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Balance Sheets

	December 29	
	2002	**2001**
	(In Thousands)	
Assets		
Current assets:		
Cash and cash equivalents	**$3,239**	$2,650
Receivables	**3,931**	2,604
Inventories	**5,000**	5,644
Prepaid and other assets	**69**	244
Total current assets	**12,239**	11,142
Property, plant, and equipment-net	**1,973**	991
Total assets	**$14,212**	$12,133
Liabilities and members' equity		
Current liabilities:		
Bank debt-short term	**$870**	$870
Accounts payable-trade	**1,526**	2,729
Other accrued liabilities	**1,898**	788
Distributions payable	**1,066**	-
Capital lease	**22**	-
Total current liabilities	**5,382**	4,387
Capital lease-long term	**27**	-
Bank debt-long term	**2,262**	3,480
Total liabilities	**7,671**	7,867
Minority interest	**2,305**	644
Members' equity:		
Common stock, Class A, $1 par value, 28,283 shares authorized, issued and outstanding	**14**	14
Common stock, Class B, $1 par value, 2,800,000 shares authorized, 2,058,000 and 2,800,000 issued and outstanding	**2,058**	2,800
Accumulated earnings	**2,164**	808
Total members' equity	**4,236**	3,622
Total liabilities and members' equity	**$14,212**	$12,133

See accompanying notes.

Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Statements of Operations

	Year ended December 29 2002	Period of September 15 2001 through December 29 2001
	(In Thousands)	
Net sales	**$33,659**	$7,126
Costs and expenses:		
Cost of sales	**25,967**	5,941
Selling, general and administrative	**2,455**	142
Research and development	**93**	73
Management fee	**156**	-
Interest expense-net	**142**	18
Taxes paid	**26**	-
Minority interest in income of consolidated subsidiary	**1,550**	144
Net income	**$3,270**	$808

See accompanying notes.

Braddock Holdings, LLC
(A Limited Liability Company)

Consolidated Statements of Changes in Members' Equity

	Common Stock, Class A	Common Stock, Class B	Accumulated Earnings
	(In Thousands)		
Balance September 15, 2001	$ -	$ -	$ -
Issuance of common stock, Class A	28	-	-
Issuance of common stock, Class B	-	2,800	-
Net income	-	-	808
Member receivable	(14)	-	-
Minority interest in equity of consolidated subsidiary	-	-	-
Balance December 29, 2001	14	2,800	808
Net income	-	-	3,270
Option exercise	-	(742)	-
Distributions to members	-	-	(1,914)
Balance December 29, 2002	$ 14	$2,058	$2,164

See accompanying notes.

Braddock Holdings, LLC
(A Limited Liability Company)
Consolidated Statements of Cash Flows

	Year ended December 29 2002	Period of September 15 2001 through December 29 2001
	(In Thousands)	
Cash flows from operating activities		
Net income	**$3,270**	$808
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	**303**	104
Increase in minority interest in equity of consolidated subsidiary	**1,550**	144
Changes in assets and liabilities:		
Receivables	**(1,327)**	(1,072)
Inventories	**644**	(734)
Prepaid and other assets	**175**	(94)
Accounts payable-trade	**(1,203)**	670
Other accrued liabilities	**1,110**	(102)
Distributions payable	**-**	-
Capital lease	**22**	-
Net cash provided by (used in) operating activities	**4,544**	(276)
Cash flows from investing activities		
Purchase of Contraves, Inc., net of cash acquired	**-**	(4,621)
Additions to property, plant, and equipment	**(1,284)**	(117)
Net cash used in investing activities	**(1,284)**	(4,738)
Cash flows from financing activities		
Proceeds from borrowings	**-**	4,350
Debt repayments	**(1,218)**	-
Capital lease	**27**	-
Proceeds from sale of common stock	**82**	3,314
Member distributions	**(1,562)**	-
Net cash (used in) provided by financing activities	**(2,671)**	7,664
Net change in cash and cash equivalents	**589**	2,650
Cash and cash equivalents, beginning of period	**2,650**	-
Cash and cash equivalents, end of period	**$3,239**	$2,650

See accompanying notes.

1. Nature of Business

The consolidated financial statements include the accounts of Braddock Holdings, LLC (the Company) and its subsidiary, *Pinnacle* Electronics, LLC. Intercompany accounts and transactions have been eliminated in consolidation. Braddock Holdings, LLC is a newly formed entity, created for the express purpose of holding a majority of the outstanding stock of *Pinnacle* Electronics, LLC. Minority interest holders represent key management of *Pinnacle* Electronics, LLC. On September 14, 2001, *Pinnacle* Electronics, LLC acquired certain assets and liabilities of Contraves, Inc. (collectively, the Subsidiary). For over 100 years, the Subsidiary has been a leader in high-end precision electronic manufacturing, designing, and engineering of superior quality electronic and electromechanical systems for a diverse customer base, including the manufacture of glass containers, and the transportation, telecom, mining, and safety industries.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sales Recognition

The Subsidiary manufactures equipment for commercial customers and recognizes revenue when title to the goods passes to the customer. In accordance with an agreement with a principal customer, sales are recognized either once the equipment is shipped, or completed and segregated in the Subsidiary's warehouse, in each scenario title passes to the customer. Sales are recorded net of any discounts on returns and commissions, totaling approximately $229,000 and $67,000 for the year ended December 29, 2002 and the period ended December 29, 2001, respectively.

The Subsidiary includes shipping costs as a component of cost of sales. The Subsidiary incurred approximately $183,000 and $30,000 of such costs for the year ended December 29, 2002 and the period ended December 29, 2001, respectively.

2. Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Subsidiary to a concentration of credit risk, principally consist of cash, cash equivalents, and trade receivables.

Two commercial customers of the Subsidiary's operations represented approximately 58% and 16% of sales for the year ended December 29, 2002. The larger of these customers represented approximately 55% of the Subsidiary's sales for the period ended December 29, 2001. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Credit losses are provided for in the financial statements and have been within management's expectations.

The Subsidiary invests available cash in money market securities of various banks with high credit ratings.

Cash Equivalents

The Subsidiary considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents.

Inventories

The Subsidiary uses an actual cost system for purposes of tracking raw materials, finished products, and products in process inventories. Inventories are stated generally at the lower of actual weighted average cost or market. Market is replacement cost or net realizable value depending on the stage of completion.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; renewals and betterments which extend the physical or economic useful life of related assets are capitalized. For federal income tax purposes, the Subsidiary uses accelerated methods of depreciation. Depreciation for financial reporting purposes is determined using the straight-line method based on estimated useful lives of depreciable assets, as follows:

Machinery and equipment	3-20 years
Furniture and fixtures	5-10 years

2. Significant Accounting Policies (continued)

Income Taxes

The Company and the Subsidiary are organized as limited liability companies (LLC) and are not subject to federal income tax.

Stock Plan

The Subsidiary accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Subsidiary's stock at the grant date over the amount an employee must pay to acquire the stock. This expense is recognized ratably over the vesting period.

Fiscal Year

The Subsidiary's fiscal year is the 52- or 53-week period which ends on the last Sunday in December.

New Pronouncements

Effective September 15, 2001, the Subsidiary adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended by SFAS 137 and SFAS 138. The adoption of these Statements had no effect on the results of operations of Contraves, Inc., and accordingly has had no effect on the results of operations for the Subsidiary for the periods ended December 29, 2002 and 2001.

2. Significant Accounting Policies (continued)

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and intangible assets with indefinite useful lives. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Subsidiary adopted SFAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 had no effect on the results of operations for the Subsidiary, due to the excess of the estimated fair value of the net assets acquired over the cost of the acquisition, as discussed more fully below.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), which is effective for fiscal year 2002. SFAS 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Application of the new rules did not have any impact on the results of operations or financial position of the Subsidiary for the year ended December 29, 2002.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146), which supersedes EITF No. 94-3, *Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity*. SFAS 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. It is not anticipated that the adoption of this standard will have a material impact on the Subsidiary's financial statements.

2. Significant Accounting Policies (continued)

Acquisition

On September 14, 2001, *Pinnacle* Electronics, LLC entered into a purchase/sale agreement with Contraves, Inc.'s parent company, Unaxis USA Holding, Inc., in order to purchase certain assets totaling $10.6 million and certain liabilities totaling $2.9 million of the Contraves, Inc. business. The purchase price was $7.65 million dollars, funded by equity contributions of $3.3 million and a term loan from a lending institution for $4.35 million.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

	At September 14 2001 (In Thousands)
Current assets	$9,620
Property, plant, and equipment	947
Total assets acquired	10,567
Current liabilities	(2,917)
Total liabilities assumed	(2,917)
Net assets acquired	$7,650

The newly created entity, *Pinnacle* Electronics, LLC is a limited liability company, and, as such, income and losses are allocated to each investor based on the 3,300,000 units owned and outstanding. See Note 8 for current year equity transactions.

3. Receivables

Receivables consisted of the following:

	December 29	
	2002	**2001**
	(In Thousands)	
Trade-commercial (net of allowance for doubtful accounts of $55 and $102 in 2002 and 2001, respectively)	**$3,930**	$2,529
Other	**1**	75
	$3,931	$2,604

4. Inventories

Inventories are as follows:

	December 29	
	2002	**2001**
	(In Thousands)	
Raw materials, finished products, and products in process	**$3,909**	$4,907
Work-in-process	**1,091**	737
	$5,000	$5,644

Since certain inventories of the Subsidiary may be sold or issued to work orders at various stages of processing, no practical distinction can be made between raw materials, finished product, and products in process. Such inventories are therefore presented as a single classification.

5. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	December 29	
	2002	**2001**
	(In Thousands)	
Machinery and equipment	**$1,716**	$825
Furniture and fixtures	**67**	50
Leasehold improvements	**272**	213
Construction-in-progress	**325**	7
	2,380	1,095
Less accumulated depreciation and amortization	**407**	104
Net property, plant, and equipment	**$1,973**	$991

6. Leases

The Subsidiary maintains operating leases for continuing operations for a building and office equipment. The following schedule reflects the future minimum lease payments due under operating leases of the Subsidiary:

	Operating Leases
	(In Thousands)
For the period ending:	
December 29, 2003	$345
December 28, 2004	345
December 26, 2005	345
	$1,035

Total rental expense under operating leases was approximately $355,740 and $107,000 for the year and period ended December 29, 2002 and 2001, respectively.

7. Debt and Financing Requirements

Debt consisted of the following:

	December 29	
	2002	**2001**
	(In Thousands)	
Revolving credit agreement, LIBOR interest rate of 4.35% and 5.05% in 2002 and 2001, respectively	**$2,850**	$3,850
Revolving credit agreement, LIBOR interest rate of 4.33% and 4.40% in 2002 and 2001, respectively	**282**	250
Revolving credit agreement, Prime interest rate	**-**	250
Less current portion of debt	**870**	870
Long-term debt	**$2,262**	$3,480

In conjunction with the acquisition of certain assets and certain liabilities of the Contraves, Inc. business, as more fully described in Note 1, the Subsidiary entered into a revolving credit loan agreement with a bank that provides for maximum aggregate borrowings of $6,350,000. Interest is at maturity dates based upon various interest rate options at the Subsidiary's discretion. The Subsidiary is required to pay a commitment fee of .375% of the average daily unused amount of the maximum commitment. Outstanding borrowings under the agreement mature on September 30, 2006. As of December 29, 2002 and 2001, the Subsidiary had $2,000,000 unused and available, subject to certain eligibility requirements, under the revolving credit agreement.

Pursuant to the terms of the loan agreement between the Subsidiary and the bank, the Subsidiary is required to maintain compliance with certain financial covenants. At December 29, 2002 and 2001, the Subsidiary is in compliance with those covenants. Accordingly, a portion of the outstanding borrowings has been classified as long-term, per the debt maturity schedule of the agreement. In the event of default, as defined by the loan agreement, the bank is under no obligation to make any further loans, and all outstanding principal and accrued interest up to the point of default is immediately callable. Additionally, in the event of default, the bank has the right of "set-off," as defined in the agreement, relative to all monies on deposit at the bank (from the Subsidiary).

7. Debt and Financing Requirements (continued)

Minimum Cash Reserves, as defined in the revolving credit agreement, had been established and as of December 29, 2001, the Subsidiary was in compliance with the required Minimum Cash Reserve of $1.5 million. This amount was included in cash and cash equivalents at December 29, 2001. The Minimum Cash Reserve increased to $1.75 million for the period December 31, 2001 through June 29, 2002, and $2.0 million from June 30, 2002 through August 15, 2002. On August 6, 2002, the elimination of the Minimum Cash Reserve was contingent upon a $250,000 prepayment on the term loan. This contingency was met on August 16, 2002, effectively eliminating the Minimum Cash Reserve requirement prospectively.

8. Employee Incentive Plans

The Subsidiary maintains an Employee Incentive Plan that covers substantially all employees and is based on certain financial operating milestones. The profit sharing accrual at December 29, 2002 and 2001 was approximately $366,000 and $215,000, respectively. The Subsidiary does not provide postretirement health care or life insurance benefits to its employees. The Subsidiary sponsors a contributory 401(k) plan for substantially all employees. Effective January 1, 2002, the Company matches up to 40% of the employees' first 6% of contributions.

Effective September 18, 2001, the managers of the Subsidiary approved the *Pinnacle* Electronics, LLC 2001 Unit Option Plan (the Option Plan). The Option Plan provides for the granting of shares of common stock to certain key employees of the Subsidiary. The options, which are not incentive stock options as defined under the Internal Revenue Code of 1986 (the Code), are granted at fair market prices, as determined periodically by the management of the Subsidiary. Generally, the term of each option is determined by the managers of the Subsidiary but shall not exceed ten years from the date of grant. The maximum number of shares which may be issued under the Option Plan is 206,250. During the period ended December 29, 2001, 154,708 options were granted to certain key employees of the Subsidiary, none of which were exercised as of year-end. No compensation expense was recognized for the period ended December 29, 2001. Pro forma disclosures relating to net income, as required by SFAS No. 123, *Accounting for Stock-Based Compensation*, have not been provided, as they do not materially differ from the amounts reported.

8. Employee Incentive Plans (continued)

Significant assumptions included in the calculation of pro forma net income, had compensation costs been determined on the fair value of the options at grant date according to SFAS No. 123, include the Minimum Value option valuation method, a risk-free rate of interest of 4.0%, a dividend yield of 0.0%, a volatility factor of 0.0%, and a weighted-average expected life of five years.

During 2002 and subsequent to amendment of the Option Plan, a total of 825,000 *Pinnacle Electronics, LLC* employee stock options were exercised at the approximate fair value of the underlying shares as determined by management. Consideration received by the Subsidiary, in conjunction with the exercises, was approximately $82,000 of cash and $742,000 of various notes from certain employees. The notes have been classified as a reduction of equity in the balance sheet at December 29, 2002. No other options are outstanding at December 29, 2002.

9. Claims and Contingencies

The Subsidiary is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Subsidiary's financial position or results of operations.

FINANCIAL STATEMENTS

Contraves, Inc. (A Wholly Owned Subsidiary of UNAXIS USA Holding, Inc.)
Period from January 1, 2001 through September 14, 2001
with Report of Independent Auditors

Contraves, Inc. (A Wholly Owned Subsidiary of UNAXIS USA Holding, Inc.)

Financial Statements

Period from January 1, 2001 through September 14, 2001

Contents

Report of Independent Auditors

Board of Directors and Shareholder
Contraves, Inc.

We have audited the accompanying balance sheet of Contraves, Inc. (the Company), a wholly owned subsidiary of UNAXIS USA Holding, Inc. (parent company), as of September 14, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the period from January 1, 2001 through September 14, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Contraves, Inc. as of September 14, 2001, and the results of its operations and its cash flows for the period from January 1, 2001 through September 14, 2001 in conformity with accounting principles generally accepted in the United States.

$$\varepsilon\psi$$

/s/Ernst & Young LLP
March 22, 2004


Contraves, Inc.

Balance Sheet

September 14, 2001

(In Thousands, except share information)


Assets

Current assets:

Cash and cash equivalents	$3,030
Receivables	3,008
Inventories	6,822
Prepaid and other assets	171
	13,031
Property, plant, and equipment-net	4,411
Prepaid pension asset	18,061
Net assets of discontinued operations	49
Total assets	$35,552

Liabilities and shareholder's equity

Current liabilities:

Accounts payable-trade	$2,294
Other accrued liabilities	624
Reserve for discontinued operations	1,111
	4,029
Note payable-parent company	11,000
Other noncurrent liabilities	73
	15,102

Shareholder's equity:

Common stock, $1 par value, 500,000 shares authorized, issued, and outstanding	500
Paid-in capital in excess of par value	143,482
Accumulated deficit	(123,532)
	20,450
Total liabilities and shareholder's equity	$35,552

See accompanying notes.

Contraves, Inc.

Statement of Operations

Period from January 1, 2001 through September 14, 2001

(In Thousands)

Net sales	$17,406
Costs and expenses:	
Cost of sales	14,155
Selling, general, and administrative	1,107
Research and development	682
Interest expense-net	384
Pension income	2,196
Operating income	3,274
Other income	3
Net income	$3,277

See accompanying notes.

Contraves, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Capital *(In Thousands)*	Accumulated Deficit
Balance December 31, 2000	$500	$143,482	$(126,809)
Net income	-	-	3,277
Balance September 14, 2001	$500	$143,482	$(123,532)

See accompanying notes.

Contraves, Inc.

Statement of Cash Flows

Period from January 1, 2001 through September 14, 2001

(In Thousands)

Cash flows from operating activities	
Net income	$3,277
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation and amortization	680
Loss on disposal of property and equipment	(4)
Pension income	(2,196)
Changes in assets and liabilities:	
Receivables	1,402
Inventories	721
Prepaid and other assets	42
Accounts payable-trade	669
Other accrued liabilities	(201)
Net assets of discontinued operations	-
Provision for discontinued operations	243
Other noncurrent liabilities	(4)
Net cash provided by operating activities	4,629
Cash flows from investing activities	
Additions to property, plant, and equipment	(879)
Proceeds from sale of property and equipment	135
Net cash used in investing activities	(744)
Cash flows from financing activities	
Net repayments on loan from parent	(2,000)
Net cash used in financing activities	(2,000)
Net change in cash and cash equivalents	1,885
Cash and cash equivalents, beginning of period	1,145
Cash and cash equivalents, end of period	$3,030

See accompanying notes.

1. Nature of Business

Contraves, Inc. (the Company), incorporated in the state of Pennsylvania, designs and builds electromechanical equipment for commercial applications, such as the manufacture of glass containers. The Company previously was active in the design and manufacture of precision instrumentation for the electro-optical, simulation, and test fields for defense and commercial applications. As described in Note 3, during 1997 the Company sold or phased out its divisions which had engaged in these latter activities.

The Company is a wholly owned subsidiary of UNAXIS USA Holding, Inc., which is ultimately owned by Unaxis, a Swiss company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sales Recognition

The Company manufactures equipment for commercial customers and recognizes revenue when title to the goods passes to the customer. In accordance with an agreement with a principal customer, sales are recognized either once the equipment is shipped, or completed and segregated in the Company's warehouse, and in each scenario title passes to the customer. Sales are recorded net of any discounts on returns.

The Company includes shipping and handling costs as a component of cost of sales.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash, cash equivalents, and trade receivables.

2. Significant Accounting Policies (continued)

One commercial customer of the continuing operations represented approximately 58% of sales in 2001. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition but does not generally require collateral.

The Company invests available cash in money market securities of various banks with high credit ratings.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents.

Inventories

The Company uses an actual cost system for purposes of tracking raw materials, finished products, and products in process inventories. Inventories are stated generally at the lower of actual weighted average cost or market. Market is replacement cost or net realizable value depending on the stage of completion.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; renewals and betterments which extend the physical or economic useful life of related assets are capitalized. For federal income tax purposes, the Company uses accelerated methods of depreciation. Depreciation for financial reporting purposes is determined using the straight-line method based on estimated useful lives of depreciable assets, as follows:

Machinery and equipment	3-20 years
Furniture and fixtures	5-10 years

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with its parent, UNAXIS USA Holding Inc. Pursuant to a tax allocation agreement among the members of the affiliated group, the Company's provision for income taxes is the same as the amount that would have been provided on a separate-return basis. Accordingly, no benefit is recognized for operating losses of the Company utilized within the consolidated return group unless it is more likely than not that such losses could be utilized by the Company standing alone in future years under carryforward provisions of federal and state tax laws.

3. Discontinued Operations

During 1997, Contraves, Inc. sold its Fire Control Systems (FCS) and Surveillance Systems (SSD) divisions to Contraves Brashear Systems, L.P. for proceeds of $4,233. Also during 1997, the Company discontinued its Simulation Training Systems (STS) division, resulting in proceeds of $88 and required payments of $3,573 with respect to the transfer of uncompleted contracts. At September 14, 2001, the remaining net assets of these discontinued operations consist of $49.

A provision of $5,490 for costs, related primarily to the final phase-out of STS and the maintenance and sale of certain assets, which are vacant as a result of the Company's restructuring, was established as of December 28, 1997 as a reserve for discontinued operations. As of September 14, 2001, $1,111 of those costs remained and related principally to various pending litigation and governmental contract audit matters. The increase in the accrual of $243 from December 31, 2000 relates to current period revisions to the previously recorded amounts based upon the current underlying facts and circumstances. As discussed more fully in Note 12, the remaining assets and liabilities of discontinued operations were excluded from the liabilities assumed by Pinnacle Electronics, LLC pursuant to an asset purchase/sale agreement between Pinnacle Electronics, LLC and the Company on September 14, 2001.

4. Receivables

Receivables consisted of the following:

	September 14 2001
	(In Thousands)
Trade-commercial (net of allowance for doubtful accounts of $92)	$2,987
Other	21
	$3,008

5. Inventories

Inventories are as follows:

	September 14 2001
	(In Thousands)
Raw materials and finished products	$6440
Work-in-process	817
	7,257
Less reserve for slow-moving inventory	(435)
	$6,822

Since certain inventories of the Company may be sold or issued to work orders at various stages of processing, no practical distinction can be made between raw materials and finished product. Such inventories are, therefore, presented as a single classification.

6. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	September 14 2001 (In Thousands)
Machinery and equipment	$6,411
Furniture and fixtures	181
Leasehold improvements	2,799
Construction-in-progress	830
	10,221
Less accumulated depreciation and amortization	5,810
Net property, plant, and equipment	$4,411

7. Leases

The Company maintains operating leases for continuing operations for a building and office equipment. The following schedule reflects the future minimum lease payments due under operating leases of the Company:

	Operating Leases (In Thousands)
For the fiscal year ending December 31:	
2002	$340
2003	340
2004	340
2005	312
	$1,332

Total rental expense under operating leases was $239 for the period from January 1, 2001 through September 14, 2001.

8. Debt

Debt consisted of $11,000 due to the parent company with interest at LIBOR plus 1.25%. In conjunction with the acquisition of the Company by Pinnacle Electronics, LLC (Note 12), this debt was converted to equity and therefore has been classified as long-term within the financial statements.

9. Benefit Plans

The Company has a noncontributory defined benefit plan (the Plan), which covers substantially all of its employees. Benefits under the Plan are primarily based on the employee's highest five years of earnings during the last ten years of employment and on the number of years of service. The assets and obligations associated with this plan at September 14, 2001 were as follows:

	Period ended September 14 2001
	(In Thousands)
Change in benefit obligations	
Benefit obligations, beginning of year	$27,742
Service cost	83
Interest cost	1,470
Actuarial losses (gains)	1,269
Benefits paid	(1,339)
Change in actuarial assumption	-
Benefit obligations, end of year	$29,225
Change in plan assets	
Fair value of plan assets, beginning of year	$55,200
Actual return on plan assets	(2,505)
Benefits paid	(1,339)
Fair value of plan assets, end of year	$51,356
Funded status of the plan	$22,131
Unrecognized net actuarial loss	(4,070)
Prepaid pension asset	$18,061

9. Benefit Plans (continued)

	Period ended September 14 2001 (In Thousands)
Weighted-average assumptions	
Discount rate	7.25%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%
Components of net periodic benefit cost (income)	
Service cost	$ 83
Interest cost	1,470
Expected return on plan assets	(3,438)
Amortization of prior service cost	-
Recognized net actuarial gain	(311)
Benefit cost (income)	$(2,196)

The Company maintains an Employee Incentive Plan that covers substantially all employees and is based on certain financial operating milestones. The profit sharing accrual at September 14, 2001 was $105.

The Company does not provide postretirement health care or life insurance benefits to its employees. The Company sponsors a contributory 401(k) plan for substantially all employees. Expenses related to the 401(k) plan totaled $199 for the period from January 1, 2001 through September 14, 2001.

10. Income Taxes

At September 14, 2001, the deferred tax liabilities principally related to property and equipment and prepaid pensions. The deferred tax assets principally related to net operating loss carryforwards, general business credits, inventory and restructuring reserves, and the allowance for bad debts. A 100% valuation allowance was established as it was not more likely than not that the benefit from net deductible temporary differences will be realized. The valuation allowance for deferred tax assets as of September 14, 2001 was $39,215. The net change in the total valuation allowance for the period from January 1, 2001 through September 14, 2001 was a decrease of $1,153.

10. Income Taxes (continued)

The net of deferred tax assets and liabilities at September 14, 2001 was as follows:

	September 14 2001
	(In Thousands)
Deferred tax liabilities	$ 6,141
Deferred tax assets	45,356
Valuation allowance for deferred tax assets	(39,215)
Net deferred tax assets	6,141
Net deferred tax asset/liability	$ -

At September 14, 2001, the Company had net operating loss carryforwards of $129,982 for tax allocation agreement purposes, which will expire in varying amounts through the year 2019. The Company also had a contribution carryforward of $15, which will expire in varying amounts through the year 2003, and a general business tax credit carryforward of $333, which will expire in varying amounts through 2009. Additionally, the Company had minimum tax credit carryforwards of $175 that have no expiration date. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of the carryforwards that could be used.

Historically, the Company filed separate state income/franchise tax returns in several states. For state tax purposes, net operating loss carryforwards are available on a limited basis depending on the specific tax rules in the related states.

For the period ended September 14, 2001, no current provision for state and federal income taxes has been provided due to the existence of the aforementioned net operating loss carryforwards and the lack of sufficient current period taxable income. At September 14, 2001, the net of deferred tax assets and liabilities and valuation allowance was $0.

11. Claims and Contingencies

The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company's financial position or results of operations.

12. Subsequent Event

On September 14, 2001, the Company entered into a purchase/sale agreement with Pinnacle Electronics, LLC (Pinnacle) in order to sale certain assets and certain liabilities of the Contraves, Inc. business. The purchase price was $7.65 million, funded by equity contributions of $3.3 million and a term loan from a lending institution of $4.35 million.

Of the amounts included in these financial statements, the following assets and liabilities of the Company were excluded from the aforementioned sale: (1) prepaid assets of $21; (2) the prepaid pension of $18.1 million; (3) note payable-parent company of $11.0 million; (4) the restructuring reserve of $1.1 million and (5) other long-term liabilities of $73.

On October 29, 2003, a newly created entity, Pinnacle POS, LLC (POS), entered into a purchase/sale agreement with Aspeon, Inc. in order to purchase certain assets totaling approximately $300. The assets acquired were principally comprised of certain intellectual properties. Pinnacle, as the sole member of POS, consolidated POS at December 28, 2003.

On February 17, 2004, Labarge, Inc., through a wholly owned subsidiary, Labarge Electronics, Inc. (LBE), acquired substantially all of the assets and assumed the operating liabilities of Pinnacle pursuant to an asset purchase/sale agreement. Pursuant to the asset purchase/sale agreement, LBE also acquired all of Pinnacle's interest in its wholly owned subsidiary POS. As a result of the transaction, POS became a wholly owned subsidiary of LBE. The aggregate purchase price paid was $41 million.

The effects of these transactions have not been reflected in the financial statements of the Company as of September 14, 2001 and for the period from January 1, 2001 through September 14, 2001.

EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements of Labarge, Inc. on Forms S-8 (Nos. 333-108537, 333-53583, and 33-51330) of our report dated January 16, 2004 with respect to the consolidated financial statements of Braddock Holdings, LLC for the years ended December 28, 2003 and December 29, 2002, our report dated January 18, 2003 with respect to the consolidated financial statements of Braddock Holdings, LLC pertaining to the period from September 15, 2001 through December 29, 2001, and our reported dated March 22, 2004 with respect to the financial statements of Contraves, Inc. pertaining to the period January 1, 2001 through September 14, 2001 included in this Form 8-K, as amended, of Labarge, Inc.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
April 22, 2004

Item 7. Financial Statements Pro forma Financial Information and Exhibits

On February 23, 2004, Registrant, filed a Current Report on Form 8-K to report its acquisition, through its wholly-owned subsidiary, LaBarge Electronics, Inc. ("LBE"), of substantially all the assets and assumed operating liabilities of Pinnacle Electronics, LLC, a Delaware limited liability company ("Pinnacle"). Pinnacle was a wholly owned subsidiary of Braddock Holdings, LLC ("Braddock"), a Delaware limited liability company. Braddock was created for the express purpose of holding a majority of the outstanding stock of Pinnacle. Braddock had no operations outside of Pinnacle. On September 14, 2001, Pinnacle acquired certain assets and liabilities of Contraves, Inc.

The total purchase price for Pinnacle was $43.4 million, consisting of $41.0 million of cash paid at closing, a net working capital adjustment of $2.1 million paid on April 14, 2004, and incurred transaction costs of $0.3 million.

As permitted under Item 7 of Form 8-K, Registrant indicated that it would file the financial statements and pro forma financial information required under Items 7(a) and 7(b) for Form 8-K no later than the date required. This amendment to Current Report on Form 8-K provides the required financial information and amends Item 7 of the Current Report for Form 8-K filed by Registrant on February 23, 2004.

(a) Financial Statements of Business Acquired.

- Audited consolidated financial statements of Braddock as of December 28, 2003 and December 29, 2002 and for the years ended December 28, 2003 and December 29, 2002.
- The consolidated audited financial statements of Braddock as of December 29, 2002 and December 29, 2001, for the year ended December 29, 2002 and for the period September 15, 2001 through December 29, 2001.
- The audited financial statements of Contraves, Inc. as of September 14, 2001 and for the period January 1, 2001 through September 14, 2001.

(b) Pro Forma Financial Information.

The following unaudited pro forma combined condensed consolidated financial statements of LaBarge, giving effect to the acquisition of Pinnacle, prepared pursuant to Article 11 of Regulation S-X, are included as Exhibit 99.2 in this amended Current Report:

- Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of December 28, 2003.
- Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the six months ended December 28, 2003.
- Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the year ended June 29, 2003.
- Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LaBARGE, INC.

Date: 4/27/2004   By: /s/Donald H. Nonnenkamp
                                  Donald H. Nonnenkamp
                                  Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.   **Exhibit**

23.1   Consents of Ernst & Young LLP, Independent Auditors.

99.1   Audited consolidated financial statements of Braddock as of December 28, 2003 and December 29, 2002 and for the years ended December 28, 2003 and December 29, 2002.
Audited consolidated financial statements of Braddock as of December 29, 2002 and December 29, 2001, for the year ended December 29, 2002 and for the period September 15, 2001 through December 29, 2001.
Audited financial statements of Contraves, Inc. as of September 14, 2001 and for the period January 1, 2001 through September 14, 2001.

99.2   Unaudited Pro Forma Combined Condensed Consolidated Financial Statements giving effect to the acquisition of Pinnacle by Registrant.